EXHIBIT 99.1

Danaos Corporation Reports Fourth Quarter and Year End Results for Period Ended December 31, 2006

Athens, Greece, March 7, 2007 — Danaos Corporation (“Danaos”) (NYSE: DAC), a leading international owner of containerships, today reported unaudited results for the fourth quarter and the twelve month period ended December 31, 2006.

Highlights:

•                  Reported net earnings of $30.6 million or $0.57(1) per share and $101.1 million or $2.16(1) per share respectively for the fourth quarter 2006 and twelve months ended December 31, 2006

•                  Operating Revenues of $69.2 million and $245.6 million respectively for the fourth quarter 2006 and twelve months ended December 31, 2006

•                  EBITDA(2) of $46.6 million and $163.3 million respectively for the fourth quarter 2006 and twelve months ended December 31, 2006

•                  During the fourth quarter of 2006 Danaos took delivery of three 4,814 TEU container vessels, the Maersk Marathon, Maersk Messologi and Maersk Mytilini respectively, each of which were subsequently fixed under a 5-year charter to the A.P. Moller-Maersk Group, as well as a fourth containership, the 9,580 TEU newly built CSCL Le Havre chartered to China Shipping for 12 years.

(1)             Based on basic and diluted weighted average number of shares for the respective period.

(2)             EBITDA is a NON-GAAP financial measure. Please see below for the reconciliation of EBITDA to Net Income.

Danaos’ CEO Dr. John Coustas commented: “The fourth quarter of 2006 was particularly important for Danaos since it marks the listing of our shares on the New York Stock Exchange. We thank our new shareholders for their continued support and shall continue to be in close touch with them and the broader investment community to keep them informed on the performance of our company and the new growth opportunities as they come along.

In the fourth quarter of 2006 we acquired and took delivery of the three secondhand, 4,814 TEU vessels which we chartered to the A.P. Moller Maersk Group for five years each.  We also added to our fleet the newly built 9,580 TEU CSCL Le Havre which is one out of 19 more scheduled new deliveries to follow in the next four years.

During the fourth quarter of 2006 the market experienced relative weakness as some overcapacity fears coupled with the low profitability and in many cases the losses of the liner companies prompted concerns over the industry. However, despite this underlying weakness liner companies have regained pricing power during the fourth quarter in some of their routes on the back of strong growth and high trade volumes. Tonnage demand from the charter market has accelerated driving the charter rate indexes higher while the actual rise has been much more pronounced in the larger vessel sizes above 3,000 TEUs.

During the first months of 2007 we increased our order-book by four 6,800 TEU vessels. Danaos’ total orders now stand at 19 large size containerships of a total of 102,324 TEUs equivalent to 73% of our current fleet”.

Three months ended December 31, 2006 compared to the three months ended December 31, 2005

During the quarter ended December 31, 2006, Danaos had an average of 27.9 containerships and 6.0 drybulk carriers in its fleet as opposed to 25.0 containerships and 7.0 drybulk carriers for the same period of 2005. We took delivery of the CSCL Le Havre, a 9,580 TEU vessel on November 20, 2006 and three 4,814 TEU vessels, Maersk Marathon, Maersk Messologi and Maersk Mytilini, on December 13, 18 and 22 of 2006 respectively.

Our net income was $30.6 million or $0.57(3) per share for the fourth quarter of 2006 compared to $0.52(3) per share or net income of $23.2 million for the fourth quarter of 2005, an increase in net income of 31.9%.

(3)             Based on basic and diluted weighted average number of shares for the respective period.

Operating Revenue

Operating revenue increased 22.2%, or $12.6 million, to $69.2 million in the quarter ended December 31, 2006, from $56.6 million in the quarter ended December 31, 2005. The increase was mainly a result of the addition to our fleet of six vessels, the MOL Confidence, a 4,651 TEU containership on March 23, 2006, the CSCL Pusan, a 9,580 TEU vessel on September 8, 2006, the CSCL Le Havre, a 9,580 TEU vessel on November 20, 2006 and three 4,814 TEU vessels, Maersk Marathon, Maersk Messologi and Maersk Mytilini, on December 13, 18 and 22 of 2006 respectively, which collectively contributed revenues of $7.6 million during the three months ended December 31, 2006. Our drybulk carriers generated an additional $0.4 million in revenues during the three months ended December 31, 2006 compared to the three months ended December 31, 2005 as a result of higher charter rates for the period.

Vessel Operating Expenses

Vessel operating expenses increased 8.7%, or $1.3 million, to $16.2 million in the quarter ended December 31, 2006, from $14.9 million in the quarter ended December 31, 2005.  This increase was due to the addition to our fleet of six vessels.

Depreciation & Amortization

Depreciation & Amortization includes Depreciation and Amortization of Deferred Dry-docking and Special Survey Costs.

Depreciation

Depreciation expense increased 33.9%, or $2.3 million, to $9.1 million in the quarter ended December 31, 2006, from $6.8 million for the quarter ended December 31, 2005.  The increase in depreciation expense was due to the increase in the number of vessels in our fleet during the quarter ended December 31, 2006.

Amortization of Deferred Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs expense increased 33.3%, or $0.4 million, to $1.6 million in the quarter ended December 31, 2006, from $1.2 million in the quarter ended December 31, 2005. This was due to the costs of dry-docking and special surveys conducted for nine of our vessel during 2006.

General and Administrative Expenses

General and administrative expenses increased 43.8%, or $0.7 million, to $2.3 million in the quarter ended December 31, 2006 from $1.6 million in the same quarter of 2005, reflecting $0.3 million of technical management fees we paid for the six new vessels that entered our fleet during the quarter ended December 31, 2006 and $0.4 million of directors and officers’ remuneration expense which was not applicable in the quarter ended December 31, 2005.

Other Operating Expenses

Other Operating Expenses include Voyage Expenses

Voyage Expenses

Voyage expenses were $2.3 million in the quarter ended December 31, 2006, the same as in the quarter ended December 31, 2005.

Interest Expense and Interest Income

Interest expense decreased $0.5 million, or 6.2%, to $6.4 million in the quarter ended December 31, 2006, from $6.9 million in the quarter ended December 31, 2005.  Interest income was $1.1 million for the quarter ended December 31, 2006, the same as for the quarter ended December 31, 2005, due to decreased bank deposits on which interest was earned being offset by higher interest rates. The decrease in interest expense was primarily due to the financing of our extensive newbuilding program which resulted in capitalizing $2.8 million of interest for the quarter ended December 31, 2006 as opposed to $1.5 million capitalized interest for the quarter ended December 31, 2005.

EBITDA

EBITDA for the quarter ended December 31, 2006 increased $9.7 million, or 26.2%, to $46.6 million in the quarter ended December 31, 2006, from $36.9 million in the quarter ended December 31, 2005.  A table with analytical EBITDA calculations reconciling EBITDA to net income can be found at the end of this document.

Twelve months ended December 31, 2006 compared to the twelve months ended December 31, 2005

During the twelve months ended December 31, 2006, we had an average of 26.3 containerships and 6.4 drybulk carriers in our fleet.  During the twelve months ended December 31, 2005, we had an average of 25.0 containerships and 7.0 drybulk carriers in our fleet.  We took delivery of the MOL Confidence, a 4,651 TEU containership, on March 23, 2006, the CSCL Pusan, a 9,580 TEU vessel on September 8, 2006, the CSCL Le Havre, a 9,580 TEU vessel on November 20, 2006 and three 4,814 TEU vessels, Maersk Marathon, Maersk Messologi and Maersk Mytilini acquired on December 13, 18 and 22 of 2006 respectively and sold one drybulk carrier on May 12, 2006.

Our net income was $101.1 million or $2.16(4) per share for 2006 compared to net income of $122.9 million or $2.77(4) per share for 2005. The decrease was primarily due to the decrease of revenues of our dry bulk carriers offset by the increased of income derived by the new additions to our fleet.

(4)             Based on basic and diluted weighted average number of shares for the respective period.

Operating Revenue

Operating revenue increased 1.7%, or $4.2 million, to $245.6 million in the twelve months ended December 31, 2006, from $241.4 million in the twelve months ended December 31, 2005.  The increase was mainly a result of the additions of six vessels to our fleet the MOL Confidence, a 4,651 TEU containership, on March 23, 2006, the CSCL Pusan, a 9,580 TEU vessel on September 8, 2006, the CSCL Le Havre, a 9,580 TEU vessel on November 20, 2006 and three 4,814 TEU vessels, Maersk Marathon, Maersk Messologi and Maersk Mytilini acquired on December 13, 18 and 22 of 2006 respectively that collectively contributed revenues of $13.4 million in 2006, which was offset by $25.1 million decrease in revenue generated by our drybulk carriers, which are deployed on short-term time charters, due to lower charter rates, and the affect of the sale of Sofia III, a drybulk carrier, which was made on May 12, 2006.

Vessel Operating Expenses

Vessel operating expenses increased 12.6%, or $6.8 million, to $60.7 million in the twelve months ended December 31, 2006, from $53.9 million in the twelve months ended December 31, 2005.  This increase was due to a general increase in running costs per vessel experienced by the industry, and the increase in the average number of vessels in our fleet during the twelve months ended December 31, 2006. This increase was also partly due to the enhanced maintenance related to the increased number of vessels which had drydockings in the first twelve months of 2006 as opposed to those in 2005.

Depreciation & Amortization

Depreciation & Amortization includes Depreciation and Amortization of Deferred Dry-docking and Special Survey Costs.

Depreciation

Depreciation expense increased 14.8%, or $4.0 million, to $31.1 million in the twelve months ended December 31, 2006, from $27.1 million for the twelve months ended December 31, 2005.  The increase in depreciation expense was due to the increase in the number of vessels in our fleet during the twelve months ended December 31, 2006.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred drydocking and special survey costs expense increased 38.5%, or $1.5 million, to $5.4 million in the twelve months ended December 31, 2006, from $3.9 million in the twelve months ended December 31, 2005.  This was due to the costs of drydocking and special surveys conducted for nine of our vessels in the twelve months ended December 31, 2006.

General and Administrative Expenses

General and administrative expenses increased 49.0%, or $2.5 million, to $7.6 million in the twelve months ended December 31, 2006 from $5.1 million in the twelve months ended December 31, 2005, reflecting $1.4 million of additional directors and officers’ remuneration expense which was not applicable in the twelve months ended December 31, 2005 and $1.1 million of technical management fees we paid in respect of the additional vessels that entered our fleet during the twelve months ended December 31, 2006, as well as our new management agreement, which was in effect  during the second half of the year ended December 31, 2005.

Gain/(loss) on sale of vessels

Gain/(loss) on sale of vessels of $15.0 million for the twelve months ended December 31, 2006 reflects the sale of the Sofia III to a third party drybulk operator for $27.5 million.

Other Operating Expenses

Other Operating Expenses include Voyage Expenses

Voyage Expenses

Voyage expenses were $7.3 million in the twelve months ended December 31, 2006, representing a decrease of $0.2 million, or 3.2%, from $7.5 million in the twelve months ended December 31, 2005.

Interest Expense and Interest Income

Interest expense increased $5.8 million, or 24.9%, to $29.2 million in the twelve months ended December 31, 2006, from $23.4 million in the twelve months ended December 31, 2005.

The change in interest expense was primarily due to the increase in interest rates to which our indebtedness, on which we paid interest, was subject to, while there was no significant change in the average indebtedness for the full twelve months ended December 31, 2006 as compared to the twelve months ended December 31, 2005. The increase in interest expense was partially offset by the financing of our extensive newbuilding program which resulted in capitalizing $8.3 million of interest for the twelve months ended December 31, 2006 as opposed to $5.3 million capitalized interest for the twelve months ended December 31, 2005.

Interest income was $3.6 million for the twelve months ended December 31, 2006, a decrease of $2.7 million, from $6.3 million for the twelve months ended December 31, 2005. The decrease in interest income was due to the decreased monthly average bank deposits on which we earned interest, offset in part by higher interest rates.

Other income/(expense)

Other expense, net of $(16.6) million for the twelve months ended December 31, 2006 included a non recurring expense of approximately $(13) million related to the expected increase in the put option price we expect to pay under the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby, the Vancouver Express, the CSCL Pusan  and the CSCL Le Havre, if the put option is exercised 6-1/2 years into the lease terms, as a result of a change in the United Kingdom tax legislation enacted in 2006.

Loss on derivatives

Gain (loss) on derivatives decreased $9.4 million to $(6.6) million in the twelve months ended December 31, 2006, from $2.8 million in the twelve months ended December 31, 2005. This decrease is a result of our interest rate swaps and the change in the fair value of foreign exchange forward transactions related to our leasing arrangements in respect to the CSCL Europe, the CSCL America, the Maersk Derby, the Vancouver Express, the CSCL Pusan and the CSCL Le Havre. Since the end of the second quarter of 2006, pursuant to the adoption of a formal hedge accounting policy we expect such fluctuations to be minimal in the future.

EBITDA

EBITDA decreased $7.7 million, or 4.5%, to $163.3 million in the twelve months ended December 31, 2006, from $171.0 million in the twelve months ended December 31, 2005.  A table with analytical EBITDA calculations reconciling EBITDA to net income can be found at the end of this document.

Dividend Payment

On January 18, 2007 we declared a dividend of $0.44 per common share for the fourth quarter of 2006 for all shareholders on record as of January 29, 2007 which was paid on February 14, 2007. We currently intend to pay quarterly dividends of $0.44 per share, or $1.76 per share per year.

Recent News

During March 2007 Danaos Corporation entered into new shipbuilding contracts for 4 more large containership vessels, each of 6,800 TEUs, with scheduled delivery dates during 2010. The total contractual capital expenditure commitment for these orders is in the region of $400 million. Further, we have delivered the 5,506 TEU APL England to APL following the exercise of the call option APL had for this vessel. The sale consideration was $44.6 million. We have also delivered two more bulk carriers, the Roberto C and the Maria C to their new owners.

Conference Call and Webcast

On Thursday, March 8, 2007 at 11:30 A.M. EST, the Company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (from outside the US). Please quote “Danaos”

In case of any problems with the above numbers, please dial 1 866 869 2352 (from the US). 800 694 1449 (from the UK) or +44 (0)1452 560 304 (from outside the US). Quote “Danaos”

A telephonic replay of the conference call will be available until March 14, 2007 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (from outside of the US). Access Code: 1186615#

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call through the Danaos website (www.danaos.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Danaos Corporation

Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world’s largest liner companies. Its current fleet of 30 containerships aggregating 134,631 TEUs ranks Danaos among the largest containership charter owners in the world based on total TEU capacity. Danaos is the largest US listed containership company based on fleet size and market capitalization. Furthermore, the company has on order 19 additional containerships aggregating 102,324 TEU with scheduled deliveries up to 2010. The company’s shares trade on the New York Stock Exchange under the symbol “DAC”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the safeharbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Danaos Corporation’s operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Danaos Corporation with the U.S. Securities and Exchange Commission.

Visit our website at www.danaos.com

For further information please contact:

Company Contact:

Dimitri Andritsoyiannis	Iraklis Prokopakis
Chief Financial Officer	Chief Operating Officer
Danaos Corporation	Danaos Corporation
Athens, Greece	Athens, Greece
Tel: +30 210 419 6481	Tel. +30 210 419 6400
E-Mail: cfo@danaos.com	E-Mail: coo@danaos.com

Investor Relations and Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
New York
Tel. 212-661-7566
E-Mail: nbornozis@capitallink.com

Appendix

Fleet Utilization

Danaos had 22 off-hire days due to scheduled dry-docking & special survey operations and 2 unscheduled off-hire days in the fourth quarter. The following tables summarize vessel utilization and the impact of the off-hire days relating to the last four quarters.

	First Quarter 2006	Second Quarter 2006	Third Quarter 2006	Fourth Quarter 2006	2006
Vessel utilization	No. of Days	No. of Days	No. of Days	No. of Days	No. of Days
Ownership days	2,889	2,953	2,967	3,123	11,932
Less Off-hire Days:
Scheduled Dry-docking	(74)		(49)	(22)	(145)
Other Off- hire Days	(2)	(1)	(2)	(2)	(7)
Operating Days	2,813	2,952	2,916	3,099	11,780
Vessel Utilization	97.4%	100.0%	98.2%	99.2%	98.7%

	First Quarter 2006	Second Quarter 2006	Third Quarter 2006	Fourth Quarter 2006	2006
Revenue — Impact of Off-hire (in ‘000s of US dollars)	Revenue	Revenue	Revenue	Revenue	Revenue
100% fleet utilization	$56,416	$60,034	$62,940	$69,720	$249,110
Less Off-hire:
Scheduled Dry-docking	(1,821)		(1,066)	(455)	(3,342)
Other Off- hire Days	(59)	(35)	(48)	(38)	(180)
Actual Revenue Earned	$54,536	$59,999	$61,826	$69,227	$245,588

Fleet List

The following table describes in detail our fleet deployment and current employment profile as of March 7, 2006.

Vessel Name	Vessel Size (TEU)	Year Built	Charter Term(1)	Expiration of Charter(1)	Charterer
Containerships
CSCL Pusan	9,580	2006	12 years	September 2018	China Shipping
CSCL Le Havre	9,580	2006	12 years	November 2018	China Shipping
CSCL America	8,468	2004	12 years	November 2016	China Shipping
CSCL Europe	8,468	2004	12 years	August 2016	China Shipping
APL Belgium	5,506	2002	6 years	January 2008	APL-NOL
APL Holland	5,506	2001	6 years	July 2007	APL-NOL
APL Scotland	5,506	2001	6 years	June 2007	APL-NOL
Maersk Marathon	4,814	1991	5 years	December 2011	AP Moller
Maersk Messologi	4,814	1991	5 years	December 2011	AP Moller
Maersk Mytilini	4,814	1991	5 years	December 2011	AP Moller
Hyundai Commodore	4,651	1992	8 years	May 2011	Hyundai
Hyundai Duke	4,651	1992	8 years	April 2011	Hyundai

MOL Confidence	4,651	1994	6.5 years	November 2012	Hyundai
Maersk Derby	4,253	2004	5 years	April 2009	Maersk
Vancouver Express	4,253	2004	5 years	March 2009	Maersk
Norasia Hamburg	3,908	1989	5 years	January 2008	COSCO
YM Yantian	3,908	1989	8 years	September 2011	Yang Ming
YM Milano	3,129	1988	3 years	July 2008	Yang Ming
Victory I	3,098	1988	3 years	July 2007	Norasia
Independence	3,045	1986	3 years	June 2007	Wan Hai
Henry	3,039	1986	3 years	May 2007	Wan Hai
CMA CGM Elbe	2,917	1991	5 years	August 2010	CMA-CGM
CMA CGM Kalamata	2,917	1991	5 years	August 2010	CMA-CGM
CMA CGM Komodo	2,917	1991	5 years	August 2010	CMA-CGM
Pacific Bridge	2,130	1984	3 years	March 2008	Hapag-Lloyd
Eagle Express	1,704	1978	2.5 years	October 2007	Hapag-Lloyd
Bareboat Containerships
Maersk Constantia	3,101	1979	2.0 years	April 2008	Maersk
S.A. Helderberg	3,101	1977	2.0 years	December 2007	Maersk
S.A. Sederberg	3,101	1978	2.0 years	January 2008	Maersk
S.A. Winterberg	3,101	1978	2.0 years	March 2008	Maersk
Drybulk Carriers(2)	(DWT)
MV Achilleas	69,180	1994	1 year	April 2007	Baumarine (pool)

(1)             Earliest date charters could expire. Most charters include options to extend their term.

(2)             We have agreed to sell this vessel upon expiration of its current charter. Under the leading “Expiration of Charter” we include the expected month of delivery of this vessel to its new owner.

New Deliveries

The following table describes the expected additions to our fleet as a result of our new building program as well as two expected second hand acquisitions, as of March 7, 2006.

Vessel Name	Vessel Size (TEU)	Expected Delivery Date(1)	Time Charter Term	Expiration of Charter(1)	Charterer
Newbuildings
HN 1639	4,253	Sept. 2007	12 years	2019	Yang Ming
HN 1640	4,253	Nov. 2007	12 years	2019	Yang Ming
HN 1670	4,253	July 2008	12 years	2020	Zim
HN 1671	4,253	Sept. 2008	12 years	2020	Zim
HN 1672	4,253	Nov. 2008	12 years	2020	Zim
HN 1673	4,253	Dec. 2008	12 years	2020	Zim
HN 1698	4,253	Mar. 2009	12 years	2021	Zim
HN 1699	4,253	June 2009	12 years	2021	Zim
HN S4001(2)	6,500	April 2009	12 years	2021	CMA-CGM
HN S4002(2)	6,500	June 2009	12 years	2021	CMA-CGM
HN S4003(2)	6,500	Aug. 2009	12 years	2021	CMA-CGM
HN S4004(2)	6,500	Oct. 2009	12 years	2021	CMA-CGM
HN S4005(2)	6,500	Dec. 2009	12 years	2021	CMA-CGM
HN Z 00001	6,800	2010	—	—	—
HN Z 00002	6,800	2010	—	—	—
HN Z 00003	6,800	2010	—	—	—
HN Z 00004	6,800	2010	—	—	—
Secondhand
E.R. Auckland	4,300	Mar. 2007	12 years	2019	Yang Ming
E.R. Wellington	4,300	Sept. 2007	12 years	2019	Yang Ming

(1)             Although the expected delivery dates are as set forth in the table above, the contracted delivery dates for our contracted vessels are as follows: HN 1639—December 31, 2007; HN 1640—November 30, 2007; HN 1670—July 31, 2008; HN 1671—October 31, 2008; HN 1672—November 30, 2008; HN 1673—December 31, 2008; HN 1698—March 31, 2009; HN 1699— June 30, 2009; E.R. Auckland—March 2007; E.R. Wellington—September 15, 2007 to October 15, 2007; HN S4001—April 30, 2009; HN S4002—June 30, 2009; HN S4003—August 31, 2009; HN S4004—October 31, 2009; HN S4005—December 31, 2009.

(2)             Vessel subject to charterer’s option to purchase vessel after first eight years of time charter term for $78.0 million.

DANAOS CORPORATION

Statement of Operations

(Expressed in thousands of United States dollars, except per share amounts)

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Twelve Months Ended December 31, 2006	Twelve Months Ended December 31, 2005
	(un-audited )	(un-audited )	(un-audited )	(audited)
Operating Revenues	$69,227	$56,648	$245,588	$241,381

Operating Expenses:
Vessel operating expenses	(16,204)	(14,901)	(60,742)	(53,883)
Depreciation & amortization	(10,652)	(7,941)	(36,536)	(31,036)
General & administrative	(2,310)	(1,566)	(7,574)	(5,058)
Gain on sale of vessels	—	—	14,954	—
Other operating expenses	(2,315)	(2,313)	(7,703)	(7,725)
Income from Operations	37,746	29,927	147,987	143,679

Other earnings (expenses):
Interest income	1,069	1,124	3,605	6,345
Interest expense	(6,442)	(6,866)	(29,240)	(23,415)
Other finance income (cost), net	(457)	(1,832)	1,938	(7,081)
Other income (expense)	(1,329)	591	(16,580)	491
Gain (loss) on derivatives	(25)	290	(6,628)	2,831
	(7,184)	(6,693)	(46,905)	(20,829)

Net Income	$30,562	$23,234	$101,082	$122,850

Earnings per share, basic and diluted	$0.57	$0.52	$2.16	$2.77

Basic and diluted weighted average number of shares in ‘000	54,000	44,308	46,751	44,308

DANAOS CORPORATION

Balance Sheets

 (Expressed in thousands of United States dollars)

	December 31, 2006		December 31, 2005
Assets	(un-audited	)	(audited)
Current Assets:
Cash and cash equivalents	$43,075		$38,000
Restricted cash	2,493		724
Accounts receivable	2,170		14,107
Other current assets	11,962		11,181
	59,700		64,012
Non-Current Assets:
Vessels	1,016,608		654,222
Advances for vessel acquisitions and vessels under construction	205,366		173,725
Deferred charges, net	9,399		7,758
Fair value of financial instruments	5,832		1,422
Other assets	285		44,619
	1,237,490		881,746

Total Assets	$1,297,190		$945,758

Liabilities and Stockholders’ Equity
Current Liabilities:
Long term debt, current portion	$22,760		$57,521
Accounts payable, accrued liabilities & other current liabilities	21,488		12,963
Fair value of financial instruments, current portion	1,466		—
	45,714		70,484
Long-Term Liabilities:
Long term debt	639,556		609,217
Fair value of financial instruments, net of current portion	5,775		3,332
Other liabilities	40,293		—
	685,624		612,549
Stockholders’ Equity
Common Stock	546		443
Additional paid-in capital	288,530		90,529
Other comprehensive income	3,941		—
Retained earnings	272,835		171,753
	565,852		262,725

Total Liabilities and Stockholders’ Equity	$1,297,190		$945,758

DANAOS CORPORATION

Statement of Cash Flows

(Expressed in thousands of United States dollars)

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Twelve Months Ended December 31, 2006	Twelve Months Ended December 31, 2005
Cash provided by (used in):	(un-audited )	(un-audited )	(un-audited )	(audited)
Operating Activities:
Net earnings	$30,562	$23,234	$101,082	$122,850
Adjustments to reconcile Net Earnings to Cash from Operating Activities:
Depreciation	9,088	6,787	31,111	27,114
Amortization of deferred charges	1,699	1,255	5,560	4,023
Written off amount of deferred charges	278	(68)	781	—
Change in fair value of financial instruments	(216)	(192)	5,733	(1,939)
Payments for drydocking/special survey	(1,012)	(49)	(8,037)	(4,505)
Loss (gain) on sale of vessels	—	—	(14,954)	—
Accounts receivable	(387)	623	(3,034)	4,676
Other assets short and long-term	3,205	3,728	(1,066)	13,317
Accounts payable and accrued liabilities	1,275	(810)	5,775	(2,688)
Other liabilities short and long- term	172	(1,731)	28,627	(613)
Cash from operating activities	44,664	32,777	151,578	162,235

Investing Activities:
Vessel acquisitions including advances	(131,102)	—	(171,749)	(12,350)
Vessels under construction	(18,966)	(14,150)	(185,148)	(28,188)
Proceeds from sale of vessels	—	—	26,798	—
Cash used in investing activities	(150,068)	(14,150)	(330,099)	(40,538)

Financing Activities:
Debt draw downs	296,892	—	434,971	400,000
Debt repayment	(378,542)	(20,624)	(447,765)	(339,937)
Contributions	201,259		201,259
Dividends on common shares	—	—	—	(244,593)
Deferred costs	(1,402)	(980)	(3,100)	(1,771)
Decrease (increase) in restricted cash	(2,478)	(145)	(1,769)	5,596
Cash from financing activities	115,729	(21,749)	183,596	(180,705)
Net change in cash and cash equivalents	10,325	(3,122)	5,075	(59,008)
Cash and cash equivalents, at beginning	32,750	41,122	38,000	97,008
Cash and cash equivalents, end of period	$43,075	$38,000	$43,075	$38,000

Cash paid for interest	3,951	7,239	26,352	24,283
Non-cash capitalized interest on vessels under construction	607	1,537	6,079	5,275
Non-cash lease liability rel/d to vessel acq.	—	—	14,416	—

DANAOS CORPORATION

Reconciliation  of Non-GAAP Financial Measures

(Expressed in thousands of United States dollars)

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Twelve Months Ended December 31, 2006	Twelve Months Ended December 31, 2005
Net Income	$30,562	$23,234	$101,082	$122,850
Depreciation	9,088	6,787	31,111	27,114
Amortization of deferred charges	1,564	1,154	5,425	3,922
Interest income	(1,069)	(1,124)	(3,605)	(6,345)
Interest expense	6,442	6,866	29,240	23,415
EBITDA(1)	$46,587	$36,917	$163,253	$170,956

(1)             EBITDA represents net income before interest, income tax expense, depreciation and amortization.  However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.”  We believe that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.  We also believe that EBITDA is useful in evaluating our ability to service additional debt and make capital expenditures.  In addition, we believe that EBITDA is useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity.